Exhibit 99.1

Ballard Unveils 8th Generation Zero-Emission Fuel Cell Module for Heavy Duty Motive Market

  FCmove™ offers impressive reduction in fuel cell module cost

VANCOUVER and STOCKHOLM, June 10, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today unveiled the Company's 8th generation high performance fuel cell module, the FCmove™-HD, at the UITP Global Public Transport Summit being held in Stockholm, Sweden.

Ballard’s new FCmove™-HD high performance fuel cell module for buses is shown above – the FCmove™ family of products is designed to power Heavy Duty Motive applications including buses, commercial trucks and trains. (CNW Group/Ballard Power Systems Inc.)

The culmination of product development and field experience based on almost 14 million kilometers (9 million miles) of vehicle operation, Ballard's FCmove™-HD fuel cell module is compact, robust and offers an impressive reduction in lifecycle cost. Launched today, the FCmove™-HD fuel cell module is the first in a family of FCmove™ products to be introduced and is specifically designed to meet the requirements of transit bus operators. It will be used in 1,000 fuel cell electric buses (FCEBs) to be deployed in Europe by the new H2Bus Consortium, which was announced on June 3rd.

Future FCmove™ products will offer various power outputs to suit a broad range of commercial vehicles including trucks, coaches and trains.

Randy MacEwen, Ballard President and CEO said, "Today, we see growing global interest in the compelling value proposition uniquely offered by fuel cell electric vehicles in Medium and Heavy Duty transportation applications. With a 35% reduction in lifecycle cost, the FCmove™-HD module represents a major advancement in the cost competitiveness of fuel cell solutions for this market. Today's product unveiling positions Ballard as the market leader in zero-emission PEM fuel cell power solutions for the Heavy Duty Motive market."

Dr. Kevin Colbow, Ballard Chief Technology Officer added, "In designing FCmove™ products, Ballard is prioritizing a reduction in lifecycle cost, while improving product performance. The FCmove™ fuel cell module offers attractive customer value based on high reliability, simplified system integration and optimized operating parameters."

Benefits of FCmove™-HD compared to the current generation heavy-duty fuel cell module include:

  Lower Lifecycle Cost – Expected 35% reduction in product lifecycle cost, achieved through lower maintenance requirements, higher reliability and 50% fewer parts.
  High Reliability –The fuel cell module is a completely integrated system designed with a new generation of more robust balance-of-plant components to improve reliability. Utilizing Ballard's latest FCgen®-LCS fuel cell stack technology, the Company delivers its most reliable product to date with an expected operating lifetime greater than 30,000 hours.
  Simplified System Integration – The smaller, more powerful fuel cell module enables greater flexibility in commercial vehicle design. Reducing the volume by 40% and weight by 35% has produced a compact, low-profile module that is ready to install in tight spaces.
  Freeze Start Capability – FCmove™ is tolerant to a wider range of operating conditions, including freeze start to -25⁰C (-13⁰F) without external energy. There is no need to plug in the vehicle or use special start procedures.
  Higher Temperature Operation – The fuel cell module can operate at higher temperatures, thereby permitting a smaller cooling package for integration flexibility, and generates HVAC heating, significantly improving overall fuel economy and vehicle efficiency.

Ballard will be showcasing the FCmove™ product in Stockholm, Sweden at the UITP Global Public Transport Summit ('UITP Summit 2019'), June 10th-12th. Attendees are invited to the product unveiling which will take place at stand A3114 on June 11th at 5:30pm CET.

Longtime Ballard customer Solaris Bus & Coach, based in Poland, is the first European transit bus manufacturer to integrate the FCmove™-HD module into an FCEB. The Solaris Urbino 12 hydrogen fuel cell electric bus will also be unveiled and displayed at UITP Summit 2019.

Ballard will continue to support the Company's existing customers that are using its current generation FCveloCity® fuel cell modules.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:15e 10-JUN-19